# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resolute Holdings Management, Inc., CIK 0002039497
CUSIP: 76134H101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0002037164
Persons authorized to receive notices and communications: Thomas R. Knott, Resolute Compo Holdings LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, 212-256-8405

## Reporting persons
- Resolute Compo Holdings LLC (CIK 0002037164): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (48.2% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,180,864; sole dispositive power 0; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,180,864 (49% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (48.2% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 125,000; shared voting power 4,180,864; sole dispositive power 125,000; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,305,864 (50.5% of the class)
  Comment: The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Resolute Holdings Management, Inc.
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Comment: This statement on Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Resolute Holdings Management, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Resolute Compo Holdings LLC ("Resolute Compo Holdings"), Tungsten 2024 LLC ("Tungsten"), John Cote and Thomas Knott (together with Resolute Compo Holdings, Tungsten and Mr. John Cote, collectively, the "Reporting Persons").
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.
Present principal occupation or employment: The principal business of the Reporting Persons is the operation of an investment firm. Resolute Compo Holdings is a member-managed limited liability company. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten. Mr. Knott is a member of Resolute Compo Holdings.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Resolute Compo Holdings and Tungsten is organized in the State of Delaware. Mr. John Cote and Mr. Knott are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 6 is hereby incorporated by reference in its entirety into this Item 4.

On February 28, 2025, CompoSecure, Inc. ("CompoSecure"), completed a spin-off of the Issuer, by distributing 100% of the Common Stock of the Issuer to CompoSecure's stockholders (the "Distribution"). In connection with the Distribution (i) holders of record of CompoSecure's Class A common stock, par value $0.0001 per share (the "CompoSecure Common Stock"), as of the close of business, New York City time, on February 20, 2025 (the "record date"), received one share of the Issuer's Common Stock for every twelve shares of CompoSecure Common Stock held (subject to adjustment for fractional shares).

As a result of the Distribution, on February 28, 2025, (i) Resolute Compo Holdings acquired 4,107,534 shares of Common Stock, (ii) Tungsten acquired 73,330 shares of Common Stock and (iii) Ridge Valley LLC acquired 125,000 shares of Common Stock. Tungsten is the managing member of Resolute Compo Holdings. Mr. John Cote is the manager of Tungsten. Mr. Knott is a member of Resolute Compo Holdings. Tungsten has the right to vote and dispose of the shares of Common Stock it holds of record and, as managing member, has the right to vote and dispose of the shares of Common Stock held of record by Resolute Compo Holdings, subject to certain consultation rights held by Mr. Knott. Accordingly, each of Tungsten and Mr. John Cote may be deemed to share beneficial ownership of the shares of Common Stock held of record by Tungsten, and each of Resolute Compo Holdings, Tungsten, Mr. John Cote and Mr. Knott may be deemed to share beneficial ownership of the shares of Common Stock held of record by Resolute Compo Holdings. Mr. John Cote serves as manager of Ridge Valley LLC and may be deemed to share beneficial ownership of the shares of Common Stock held of record by Ridge Valley LLC.

The percentage in Row (13) is based on 8,525,994 shares of Common Stock that were outstanding as of February 28, 2025.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons at any time and from time to time may acquire additional securities of the Issuer, or retain, convert and/or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, their affiliates or their designees to the Issuer's board of directors (the "Board") may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties, encourage such persons to consider or explore, take a position regarding, make one or more proposals regarding, or participate in extraordinary corporate transactions and other corporate and management structures, such as mergers, sales, acquisitions or separations of assets or businesses; changes to the capitalization, dividend or governance policies of the Issuer; changes in the present business strategy of the Issuer; changes to the Issuer's Board, officers or other personnel; or other material changes to the Issuer's business or corporate structure.

Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

Mr. John Cote serves as a director of the Board, and Mr. Knott serves as a director of the Board and the Issuer's Chief Executive Officer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 5.

See Annex A attached herewith.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 2(a).
Transactions in the class effected during the past sixty days: See Item 4 above, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On February 28, 2025, the Issuer and Resolute Compo Holdings entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, upon the request of Resolute Compo Holdings or its permitted transferees (collectively, the "Holders"), subject to certain limitations, the Issuer must use its reasonable best efforts to effect the registration under applicable federal or state securities laws of any shares of Common Stock held by the Holders. If the Issuer intends to file on its behalf or on behalf of any of its other security holders a registration statement in connection with a public offering of any of its securities in a manner that would permit the registration for the offer and sale of Common Stock held by a Holder, such Holder will have the right to include its shares of Common Stock in such offering.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement that is attached hereto as Exhibit 1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Registration Rights Agreement, dated February 28, 2025, by and between Resolute Compo Holdings LLC and Resolute Holdings Management, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 28, 2025).

2. Joint Filing Agreement, dated as of February 28, 2025, by and among the Reporting Persons.

## Signatures
- Resolute Compo Holdings LLC: /s/ John D. Cote, John D. Cote, Manager, Tungsten 2024 LLC, managing member of Resolute Compo Holdings LLC (03/07/2025)
- Tungsten 2024 LLC: /s/ John D. Cote, Manager (03/07/2025)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (03/07/2025)
- John D. Cote: /s/ John D. Cote, John D. Cote (03/07/2025)